As filed with the Securities and Exchange Commission on June 3, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ACTIVCARD S.A.

(Name of Subject Company (Issuer))

ACTIVCARD CORP.

(Name of Filing Person (Offeror))

COMMON SHARES, PAR VALUE EURO 1.00 PER SHARE

AND

AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

COMMON SHARES, ISIN FR0004151314

AMERICAN DEPOSITARY SHARES, CUSIP 00505N109

(CUSIP Number of Class of Securities)

STEVEN HUMPHREYS

CHIEF EXECUTIVE OFFICER

ACTIVCARD CORP.

6623 Dumbarton Circle

Fremont, California 94555

Telephone: (510) 574-0100

Facsimile: (510) 574-0135

(Name, address and telephone number of persons authorized

to receive notices and communications on behalf of filing persons)

Copy to:

STEPHEN C. FERRUOLO

HELLER EHRMAN WHITE & MCAULIFFE LLP

4350 La Jolla Village Drive, 7th Floor

San Diego, California 92122

Telephone: (858) 450-8400

Facsimile: (858) 450-8499

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY NOTE

This Amendment No. 2 to Schedule TO relates to the offer by ActivCard Corp. to exchange:

•	0.95 shares of its common stock, $0.001 par value per share, for each validly tendered common share, par value Euro 1.00 per share, of ActivCard S.A.; and

•	0.95 shares of its common stock, $0.001 par value per share, for each validly tendered American depositary share, or ADS, evidenced by an American depositary receipt, or ADR, of ActivCard S.A. Each ADS represents one common share of ActivCard S.A.

The terms and conditions of the exchange offer are set forth in that prospectus of ActivCard Corp., dated June 24, 2003, filed with the Securities and Exchange Commission on June 25, 2003 (the “Prospectus”), as may from time to time be amended or supplemented.

Item 11.     Additional Information.

On July 3, 2003, ActivCard Corp. issued a press release announcing its projected revenues and earnings for the second fiscal quarter of 2003. A copy of this press release is filed herewith as Exhibit (a)(1)(x) and is incorporated herein by reference. In connection with this announcement, ActivCard Corp. also announced that it was extending the exchange offer by an additional five business days and that the exchange offer will now expire at 12:00 midnight, New York City time, on July 14, 2003. A copy of this announcement is filed herewith as Exhibit (a)(i)(xi) and is incorporated herein by reference.

ActivCard has also filed a supplement to the Prospectus, pursuant to Rule 424(b)(3) under the Securities Act of 1933, providing ActivCard’s projected financial data contained in the press release filed herewith as Exhibit (a)(i)(x). A copy of the prospectus supplement (filed herewith as Exhibit (a)(4)(i) and incorporated herein by reference) is being mailed to all ActivCard S.A. security holders who have previously received, or will receive, a copy of the Prospectus.

Item 12.     Exhibits.

A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2003

ACTIVCARD CORP.

By:	/s/ BLAIR W. GEDDES
Name: Title:	Blair W. Geddes Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number
(a)(1)(x)	Press release, dated July 3, 2003 *

(a)(1)(xi)	Press release, dated July 3, 2003 *

(a)(1)(xi)	Press release, dated June 30, 2003 **

(a)(4)(i)	Supplement No. 1, dated July 3, 2003, to Prospectus dated June 24, 2003***

*	Filed July 3, 2003 pursuant to Rule 425 and incorporated herein by reference.
**	Filed June 30, 2003 pursuant to Rule 425 and incorporated herein by reference.
***	Filed July 3, 2003 pursuant to Rule 424(b)(3) and incorporated herein by reference.